Atlassian Announces Fourth Quarter and Fiscal Year 2017 Results

Quarterly revenue of $174.3 million, up 37% year-over-year
Quarterly IFRS operating margin of (19%) and non-IFRS operating margin of 14%
Quarterly free cash flow of $44.5 million

SAN FRANCISCO (July 27, 2017) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its fourth quarter and fiscal year ended June 30, 2017, and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“Fiscal 2017 was an amazing year for Atlassian. Our continued success was driven by our commitment to building great products that help unleash the potential of teams for more than 89,000 customers globally,” said Scott Farquhar, Atlassian’s co-CEO and co-founder. “During the past year, we invested in our products and platform to support more cloud and enterprise customers, and complemented our product family with the additions of StatusPage and Trello - the two largest acquisitions in our history. We also achieved strong financial results, growing annual revenue to more than $619 million, and generating more than $183 million of free cash flow.”

Fourth Quarter Fiscal Year 2017 Financial Highlights
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $174.3 million for the fourth quarter of fiscal 2017, up 37% from $127.6 million for the fourth quarter of fiscal 2016.

•
Operating Loss and Operating Margin: Operating loss was $32.3 million for the fourth quarter of fiscal 2017, compared with $11.4 million for the fourth quarter of fiscal 2016. Operating margin was (19%) for the fourth quarter of fiscal 2017, compared with (9%) for the fourth quarter of fiscal 2016.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $20.7 million for the fourth quarter of fiscal 2017, compared with $4.7 million for the fourth quarter of fiscal 2016. Net loss per diluted share was $0.09 for the fourth quarter of fiscal 2017, compared with $0.02 for the fourth quarter of fiscal 2016.

•	Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the fourth quarter of fiscal 2017 totaled $549.9 million.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $24.3 million for the fourth quarter of fiscal 2017, compared with $15.6 million for the fourth quarter of fiscal 2016. Operating margin was 14% for the fourth quarter of fiscal 2017, compared with 12% for the fourth quarter of fiscal 2016.

•
Net Income and Net Income Per Diluted Share: Net income was $21.6 million for the fourth quarter of fiscal 2017, compared with $16.9 million for the fourth quarter of fiscal 2016. Net income per diluted share was $0.09 for the fourth quarter of fiscal 2017, compared with $0.07 per diluted share for the fourth quarter of fiscal 2016.

•
Free Cash Flow: Cash flow from operations for the fourth quarter of fiscal 2017 was $50.6 million, while capital expenditures totaled $6.1 million, resulting in free cash flow of $44.5 million, an increase of 153% year-over-year.

Fiscal Year 2017 Financial Highlights
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $619.9 million for fiscal year 2017, up 36% from $457.1 million for fiscal year 2016.

•
Operating Loss and Operating Margin: Operating loss was $63.1 million for fiscal year 2017, compared with $5.9 million for fiscal year 2016. Operating margin was (10%) for fiscal 2017, compared with (1%) for fiscal 2016.

•
Net Income/Loss and Net Income/Loss Per Diluted Share: Net loss was $42.5 million for fiscal year 2017, compared with net income of $4.4 million for fiscal year 2016. Net loss per diluted share was $0.19 for fiscal year 2017, compared with net income per diluted share of $0.02 for fiscal year 2016.

On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $104.2 million for fiscal year 2017, compared with $77.1 million for fiscal year 2016. Operating margin was 17% for fiscal 2017, compared with 17% for fiscal 2016.

•
Net Income and Net Income Per Diluted Share: Net income was $84.9 million for fiscal year 2017, compared with $71.3 million for fiscal year 2016. Net income per diluted share was $0.36 for fiscal year 2017, compared with $0.35 per diluted share for fiscal year 2016.

•
Free Cash Flow: Cash flow from operations for fiscal year 2017 was $199.4 million while capital expenditures totaled $16.1 million, leading to free cash flow of $183.3 million, an increase of 92% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights

•
Customer growth: Atlassian ended the fourth quarter of fiscal 2017 with a total customer count on an active subscription or maintenance agreement basis of 89,237, an increase of 46% year-over-year. Atlassian added 4,206 net-new customers during the quarter.

•
European cloud infrastructure: In May 2017, Atlassian announced the global expansion of its cloud hosting infrastructure with the launch of an Amazon Web Services (AWS) data center in Ireland. European cloud customers will experience improved performance and reduced latency after their migration to the new infrastructure.

•
Summit Europe and AtlasCamp: In May 2017, Atlassian held its first ever European Summit user conference in Barcelona. Atlassian hosted over 1,700 attendees at the sold-out event, which was combined with our 10th AtlasCamp developer conference.

CFO Transition
Atlassian also announced that its Chief Financial Officer, Murray Demo, will be leaving Atlassian on December 31, 2017 to focus on his corporate and non-profit board work. After serving on Atlassian’s board for four years, Demo joined the company as Chief Financial Officer in 2015 to help support Atlassian through its transition to a public company. Atlassian will soon begin a search for a Chief Financial Officer to succeed Demo.

“Over his six years with Atlassian, Murray has been instrumental in helping shape our long-term strategy and operational and financial rigor,” said Scott Farquhar. “Mike and I are both grateful for his leadership and friendship over the many years. Atlassian exists to unleash the potential in every team, and both as a board member, and as our CFO, Murray helped unleash Atlassian’s potential.”

“It's been a privilege to be part of the Atlassian journey over the past six years as both a board member and CFO,” said Murray Demo. “Atlassian’s world-class products, engaging culture, unique business model and talented employees have been the catalyst for Atlassian’s global success. I am excited for the company’s long-term future and look forward to cheering on Scott, Mike and TEAM’s continued strong results.”
Financial Targets
Atlassian is providing its financial targets for the first quarter and full fiscal year 2018. The company’s financial targets are as follows:

•	First Quarter Fiscal Year 2018:

•	Total revenue is expected to be in the range of $184 million to $186 million.

•	Gross margin is expected to be approximately 80% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (18%) on an IFRS basis and approximately 17% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.11) on an IFRS basis, and net income per diluted share is expected to be approximately $0.09 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 228 million to 230 million shares when calculating diluted IFRS net loss per share and in the range of 242 million to 244 million shares when calculating diluted non-IFRS net loss per share.

•	Fiscal Year 2018:

•	Total revenue is expected to be in the range of $826 million to $834 million.

•	Gross margin is expected to be approximately 80% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be in the range of (16%) to (15%) on an IFRS basis and in the range of 18% to 19% on a non-IFRS basis.

•	Net loss per diluted share is expected to be in the range of ($0.46) to ($0.44) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.42 to $0.44 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 232 million to 234 million shares when calculating diluted IFRS net loss per share and in the range of 244 million to 246 million shares when calculating diluted non-IFRS net loss per share.

•	Free cash flow is expected to be in the range of $230 million to $240 million, which includes capital expenditures that are expected to be in the range of $25 million to $30 million in fiscal 2018.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow has been provided in the financial statement tables included in this press release.

Investor & Financial Analyst Session at Atlassian Summit U.S. - September 13, 2017
Atlassian will be holding an Investor & Financial Analyst session on Wednesday, September 13, 2017 as part of its Summit U.S. user conference in San Jose, CA. Keynotes and breakout sessions at Summit U.S. will be held at the San Jose Convention Center on September 13-14, 2017, and the Investor & Financial Analyst session will be held at the Hilton San Jose adjoining the Convention Center.
Atlassian's Investor & Financial Analyst session will be available via live webcast on September 13, 2017, beginning at 1:00 p.m. Pacific Time (4:00 p.m. Eastern Time), and an archive version will be available for 12 months. Both will be available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, July 27, 2017 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial In: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio Replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10109534). International callers, please dial 1-412-317-0088 (access code 10109534).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com, as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 89,000 customers, across large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about our products including JIRA Software, Confluence, HipChat, Trello, Bitbucket and JIRA Service Desk at https://atlassian.com/.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Paul Loeffler
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:
Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets and related income tax effects on these items.
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets and the related income tax effects on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the related income tax effects on these items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and restricted share units (“RSUs”) in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our initial public offering (“IPO”). We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability across periods.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our board of directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2017	2016	2017	2016
Revenues:
Subscription	$72,502	$43,590	$242,128	$146,659
Maintenance	71,648	58,808	265,521	218,848
Perpetual license	19,359	17,911	74,565	65,487
Other	10,822	7,279	37,722	26,064
Total revenues	174,331	127,588	619,936	457,058
Cost of revenues (1) (2)	36,805	21,126	119,161	75,783
Gross profit	137,526	106,462	500,775	381,275
Operating expenses:
Research and development (1)	90,691	60,830	310,168	208,306
Marketing and sales (1) (2)	45,887	30,980	134,908	93,391
General and administrative (1)	33,204	26,042	118,785	85,458
Total operating expenses	169,782	117,852	563,861	387,155
Operating loss	(32,256)	(11,390)	(63,086)	(5,880)
Other non-operating income (expense), net	(536)	(342)	(1,342)	(1,072)
Finance income	1,048	1,244	4,851	2,116
Finance costs	(24)	(9)	(75)	(71)
Loss before income tax benefit	(31,768)	(10,497)	(59,652)	(4,907)
Income tax benefit	11,060	5,795	17,148	9,280
Net income (loss)	$(20,708)	$(4,702)	$(42,504)	$4,373
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.09)	$(0.02)	$(0.19)	$0.02
Diluted	$(0.09)	$(0.02)	$(0.19)	$0.02
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	225,805	214,505	222,224	182,773
Diluted	225,805	214,505	222,224	193,481

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2017	2016	2017	2016
Cost of revenues	$2,159	$1,606	$6,856	$5,371
Research and development	24,598	12,542	79,384	35,735
Marketing and sales	5,455	3,385	17,395	11,945
General and administrative	9,125	7,553	33,813	22,429

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2017	2016	2017	2016
Cost of revenues	$5,280	$1,909	$14,587	$7,405
Marketing and sales	9,988	21	15,269	86

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)
(unaudited)

	June 30, 2017	June 30, 2016
Assets
Current assets:
Cash and cash equivalents	$244,420	$259,709
Short-term investments	305,499	483,405
Trade receivables	26,807	15,233
Current tax receivables	12,445	6,013
Prepaid expenses and other current assets	23,317	14,178
Total current assets	612,488	778,538
Non-current assets:
Property and equipment, net	41,173	58,762
Deferred tax assets	188,239	127,411
Goodwill	311,900	7,138
Intangible assets, net	120,789	13,577
Other non-current assets	9,269	5,547
Total non-current assets	671,370	212,435
Total assets	$1,283,858	$990,973
Liabilities
Current liabilities:
Trade and other payables	$73,192	$57,886
Current tax liabilities	2,207	286
Provisions	6,162	4,716
Deferred revenue	245,306	173,612
Total current liabilities	326,867	236,500
Non-current liabilities:
Deferred tax liabilities	43,950	6,639
Provisions	3,333	2,170
Deferred revenue	10,691	7,456
Other non-current liabilities	4,969	6,545
Total non-current liabilities	62,943	22,810
Total liabilities	$389,810	$259,310
Equity
Share capital	$22,726	$21,620
Share premium	450,959	441,734
Other capital reserves	437,346	244,335
Other components of equity	6,246	4,699
Retained earnings (accumulated deficit)	(23,229)	19,275
Total equity	$894,048	$731,663
Total liabilities and equity	$1,283,858	$990,973

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2017	2016	2017	2016
Operating activities
Loss before income tax	$(31,768)	$(10,497)	$(59,652)	$(4,907)
Adjustments to reconcile loss before income tax to net cash provided by operating activities:
Depreciation and amortization	23,766	6,342	61,546	21,926
Net loss (gain) on sale of investments and other assets	25	(33)	(397)	165
Net unrealized foreign currency loss	92	160	93	152
Share-based payment expense	41,337	25,086	137,448	75,480
Interest income	(1,048)	(1,244)	(4,851)	(2,116)
Changes in assets and liabilities:
Trade receivables	(295)	(1,101)	(10,208)	(3,487)
Prepaid expenses and other assets	(2,788)	(2,454)	(5,647)	(4,203)
Trade and other payables, provisions and other non-current liabilities	1,639	5,647	10,947	11,622
Deferred revenue	23,252	14,979	72,604	44,503
Interest received	1,393	1,381	6,540	2,839
Income tax paid, net of refunds	(5,008)	(3,271)	(9,042)	(12,432)
Net cash provided by operating activities	50,597	34,995	199,381	129,542
Investing activities
Business combinations, net of cash acquired	—	—	(381,090)	—
Purchases of property and equipment	(5,208)	(17,394)	(15,129)	(34,213)
Purchases of intangible assets	(925)	—	(925)	—
Proceeds from sale of other assets	—	—	342	—
Purchases of investments	(85,155)	(133,639)	(423,540)	(569,067)
Proceeds from maturities of investments	31,215	17,470	111,403	65,294
Proceeds from sales of investments	54,911	43,140	488,672	49,501
Increase in restricted cash	(2)	—	(3,371)	—
Payment of deferred consideration	—	—	(935)	(1,025)
Net cash used in investing activities	(5,164)	(90,423)	(224,573)	(489,510)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs	—	—	—	431,447
Proceeds from exercise of share options	2,035	2,466	9,438	6,732
Employee payroll taxes paid related to net share settlement of equity awards	—	—	—	(5,395)
Net cash provided by financing activities	2,035	2,466	9,438	432,784
Effect of exchange rate changes on cash and cash equivalents	70	(223)	465	(201)
Net increase (decrease) in cash and cash equivalents	47,538	(53,185)	(15,289)	72,615
Cash and cash equivalents at beginning of period	196,882	312,894	259,709	187,094
Cash and cash equivalents at end of period	$244,420	$259,709	$244,420	$259,709

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2017	2016	2017	2016
Gross profit:
IFRS gross profit	$137,526	$106,462	$500,775	$381,275
Plus: Share-based payment expense	2,159	1,606	6,856	5,371
Plus: Amortization of acquired intangible assets	5,280	1,909	14,587	7,405
Non-IFRS gross profit	$144,965	$109,977	$522,218	$394,051
Operating income:
IFRS operating loss	$(32,256)	$(11,390)	$(63,086)	$(5,880)
Plus: Share-based payment expense	41,337	25,086	137,448	75,480
Plus: Amortization of acquired intangible assets	15,268	1,930	29,856	7,491
Non-IFRS operating income	$24,349	$15,626	$104,218	$77,091
Net income:
IFRS net income (loss)	$(20,708)	$(4,702)	$(42,504)	$4,373
Plus: Share-based payment expense	41,337	25,086	137,448	75,480
Plus: Amortization of acquired intangible assets	15,268	1,930	29,856	7,491
Less: Income tax effects and adjustments	(14,277)	(5,437)	(39,864)	(16,018)
Non-IFRS net income	$21,620	$16,877	$84,936	$71,326
Net income per share:
IFRS net income (loss) per share - basic	$(0.09)	$(0.02)	$(0.19)	$0.02
Plus: Share-based payment expense	0.18	0.12	0.62	0.42
Plus: Amortization of acquired intangible assets	0.07	0.01	0.13	0.04
Less: Income tax effects and adjustments	(0.06)	(0.03)	(0.18)	(0.09)
Non-IFRS net income per share - basic	$0.10	$0.08	$0.38	$0.39

IFRS net income (loss) per share - diluted	$(0.09)	$(0.02)	$(0.19)	$0.02
Plus: Share-based payment expense	0.18	0.11	0.59	0.37
Plus: Amortization of acquired intangible assets	0.06	0.01	0.13	0.04
Less: Income tax effects and adjustments	(0.06)	(0.03)	(0.17)	(0.08)
Non-IFRS net income per share - diluted	$0.09	$0.07	$0.36	$0.35
Weighted-average diluted shares outstanding:
Weighted-average shares used in computing diluted IFRS net income (loss) per share	225,805	214,505	222,224	193,481
Dilution from share options and RSUs (1)	13,596	17,417	13,833	—
Dilution from share options and RSUs granted in periods prior to IPO (2)	—	—	—	8,205
Weighted-average shares used in computing diluted non-IFRS net income per share	239,401	231,922	236,057	201,686
Free cash flow:
IFRS net cash provided by operating activities	$50,597	$34,995	$199,381	$129,542
Less: Capital expenditures	(6,133)	(17,394)	(16,054)	(34,213)
Free cash flow	$44,464	$17,601	$183,327	$95,329
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended June 30, 2017 and 2016 and the fiscal year ended June 30, 2017 because the effect would have been anti-dilutive.
(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(as a percentage of total revenues)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2017	2016	2017	2016
Operating margin
IFRS operating margin	(19%)	(9%)	(10%)	(1%)
Plus: Share-based payment expense	24	20	22	17
Plus: Amortization of acquired intangible assets	9	2	5	2
Non-IFRS operating margin	14%	12%	17%	17%

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending September 30, 2017	Fiscal Year Ending June 30, 2018
Revenue	$184 million to $186 million	$826 million to $834 million

IFRS gross margin	80%	80%
Share-based payment expense	1	1
Amortization of acquired intangible assets	3	3
Non-IFRS gross margin	84%	84%

IFRS operating margin	(18%)	(16%) to (15%)
Share-based payment expense	27	27
Amortization of acquired intangible assets	8	7
Non-IFRS operating margin	17%	18% to 19%

IFRS net loss per share - diluted	($0.11)	($0.46) to ($0.44)
Share-based payment expense	0.21	0.95
Amortization of acquired intangible assets	0.06	0.23
Income tax effects and adjustments	(0.07)	(0.30)
Non-IFRS net income per share - diluted	$0.09	$0.42 to $0.44

Weighted-average shares used in computing diluted IFRS net income per share	228 million to 230 million	232 million to 234 million
Dilution from share options and RSUs (1)	14 million	12 million
Weighted-average shares used in computing diluted non-IFRS net income per share	242 million to 244 million	244 million to 246 million

IFRS net cash provided by operations		$255 million to $270 million
Less: Capital expenditures		(25 million) to (30 million)
Free cash flow		$230 million to $240 million

(1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending September 30, 2017 and fiscal year ending June 30, 2018 because the effect would be anti-dilutive.